Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2011

(Summary of the 2011 Interim Report)

1.	Important Notice

1.1 The Board of Directors (“Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this summary of the 2011 Interim Report.

This announcement is a summary of the 2011 Interim Report. Investors should read the 2011 Interim Report carefully for more details. A full version of the 2011 Interim Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina. com.cn).

1.2 This summary of the 2011 Interim Report has been approved unanimously at the Second Meeting of the Fifth Session of the Board. All Directors of the Company warrant, and have no doubt as to, the truthfulness, accuracy and completeness of this summary of the 2011 Interim Report.

1.3 Mr Jiang Jiemin, Chairman of the Company, Mr Liao Yongyuan, executive Director, Mr Li Xinhua and Mr Yu Baocai, non-executive Directors, were absent from the Second Meeting of the Fifth Session of the Board due to certain reasons and they authorised Mr Zhou Jiping, Vice-Chairman of the Company, and Mr Wang Dongjin, non-executive Director, in writing, to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 There is no occupancy of the non-operating funds by the substantial shareholders of the Company.

1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2011 Interim Report.

2.	Basic Information of the Company

2.1 Basic Information of the Company

Stock Name	PetroChina	PetroChina	中國石油

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

Legal Representative of the Company	Jiang Jiemin

Registered Address	World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100011

Office Address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100007

Website	http://www.petrochina.com.cn

Email Address	suxinliang@petrochina.com.cn

Newspaper for Information Disclosure	For A Shares, please refer to China Securities Journal, Shanghai Securities News and Securities Times.

Copies of the 2011 Interim Report is Available for Inspection at	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China

2.2 Contact Persons of the Company and Means of Communication

	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office

Name	Li Hualin	Liang Gang	Wei Fang

Address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2.3 Summary of Financial Data and Financial Indicators

2.3.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,809,375	1,656,487	9.2

Equity attributable to owners of the Company	974,142	938,926	3.8

Net assets per share attributable to owners of the Company (RMB)	5.32	5.13	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Profit attributable to owners of the Company	66,007	65,330	1.0

Net cash flows provided by operating activities	129,019	150,469	(14.3)

Basic and diluted earnings per share (RMB)	0.361	0.357	1.0

Return on net assets (%)	6.8	7.3	(0.5) percentage point

Net cash flows provided by operating activities per share (RMB)	0.70	0.82	(14.3)

2.3.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,809,256	1,656,368	9.2

Equity attributable to equity holders of the Company	974,258	939,043	3.8

Net assets per share attributable to equity holders of the Company (RMB)	5.32	5.13	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating profit	99,532	89,114	11.7

Profit before taxation	98,251	88,538	11.0

Net profit attributable to equity holders of the Company	66,006	65,211	1.2

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	67,206	65,789	2.2

Basic earnings per share (RMB)	0.361	0.356	1.2

Diluted earnings per share (RMB)	0.361	0.356	1.2

Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.367	0.359	2.2

Weighted average return on net assets (%)	6.8	7.4	(0.6) percentage point

Weighted average return on net assets after deducting non-recurring profit/loss items (%)	6.9	7.5	(0.6) percentage point

Net cash flows provided by operating activities	129,019	150,469	(14.3)

Net cash flows per share provided by operating activities (RMB)	0.70	0.82	(14.3)

2.3.3 Non-recurring profit/loss items

☑  Applicable     ☐  Not applicable

Unit: RMB million

Non-recurring profit/loss items	For the six months ended June 30, 2011 profit / (loss)
Net loss on disposal of non-current assets	(633)

Government grants recognised in the current period income statement	377

Net gain on disposal of available-for-sale financial assets	3

Reversal of provisions for bad debts against receivables	36

Other non-operating income and expenses	(1,477)

Subtotal	(1,694)

Tax impact of non-recurring profit/loss items	436

Impact of minority interest	58

Total	(1,200)

2.3.4 Differences between CAS and IFRS

☑  Applicable     ☐  Not applicable

The consolidated net profit for the period under both IFRS and CAS were RMB73,697 million; the consolidated shareholders’ equity as at the end of the period under IFRS and CAS were RMB1,050,485 million and RMB1,050,457 million respectively, with a difference of RMB28 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

3.	Changes in Share Capital and Information on Shareholders

3.1 Changes in Shareholdings

☐  Applicable     ☑  Not applicable

3.2 Shareholdings of Major Shareholders

The number of shareholders of the Company as at June 30, 2011 was 1,140,691, including 1,132,049 holders of A shares and 8,642 holders of H shares (including 323 holders of the American Depositary Shares).

(1) Shareholdings of the top ten shareholders

Unit: Shares

Name of shareholders	Nature of shares	Number of shares		Percentage of shareholding (%)	Increase /decrease during the reporting period (+,-)		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned shares	157,861,837,491	(1)	86.25	+97,240,232	(2)	0	0
HKSCC Nominees Limited (3)	H shares	20,794,132,004	(4)	11.36	-7,076,416		0	0
National Council for Social Security Fund of the PRC	A shares	400,000,000		0.219	0		400,000,000	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	54,061,385		0.030	-986,474		0	0
Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund	A shares	45,440,035		0.025	-11,886,068		0	0
Industrial and Commercial Bank of China - South Longyuan Industrial Subject Stock Securities Investment Fund	A shares	43,000,000		0.023	+42,387,502		0	0
Guangxi Investment Group Limited	A shares	39,560,045		0.022	0		0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	34,715,735		0.019	-596,863		0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	32,482,052		0.018	0		0	0
China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	A shares	27,700,851		0.015	+9,343,626		0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	CNPC increased its shareholdings in A shares of the Company via the trading system of the Shanghai Stock Exchange during the reporting period. CNPC undertook that it would not sell any shares in the Company during the period of shareholding increase and the statutory period.
(3)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.
(4)	149,892,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.082% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions

Unit: Shares

Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	157,861,837,491	(1)	A shares
2	HKSCC Nominees Limited	20,794,132,004		H shares
3	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	54,061,385		A shares
4	Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund	45,440,035		A shares
5	Industrial and Commercial Bank of China-South Longyuan Industrial Subject Stock Securities Investment Fund	43,000,000		A shares
6	Guangxi Investment Group Limited	39,560,045		A shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	34,715,735		A shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	32,482,052		A shares
9	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	27,700,851		A shares
10	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	24,850,720		A shares

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. Such shares were held in the name of HKSCC Nominees Limited.

Statement on the connection or activities acting in concert among the above-mentioned shareholders: except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai and China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai, both of which are under the management of China Life Asset Management Company Limited, and Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund, Industrial and Commercial Bank of China - South Longyuan Industrial Subject Stock Securities Investment Fund and Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund, which are held in trust under Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under the Hong Kong Securities and Futures Ordinance

So far as the Directors are aware, as at June 30, 2011, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholder	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Share	157,861,837,491	(L)	Beneficial Owner	97.49	86.25
	H Share	149,892,000	(L)(1)	Interest of controlled corporation	0.710	0.082
Aberdeen Asset Management Plc and its associates (together “the Group”) on behalf of accounts managed by the Group	H Share	1,266,618,163	(L)	Investment Manager	6.00	0.69
Templeton Asset Management Ltd.	H Share	1,270,171,357	(L)	Investment Manager	6.02	0.69

(L)	Long position

Notes:

(1)	149,892,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

As at June 30, 2011, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

3.3 Information on Changes of Controlling Shareholder and the Ultimate Controller

☐  Applicable     ☑  Not applicable

4.	Directors, Supervisors and Senior Management

4.1 Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management

☐  Applicable    ☑  Not applicable

5.	Directors’ Report

5.1 Discussion and Analysis of the Overall Operations During the Reporting Period

5.1.1 Review of Results of Operations

In the first half of 2011, faced with a complex macro-economic environment, in light of volatility of high international crude oil prices, the more intensive adjustment and control of prices of domestic refined products and a poor demand for petrochemical products, the Group managed to maintain a steady and fast development of production and operations. This was achieved due to the Group’s persistent focus on market orientation, its emphasis on economic efficiency, prominent development of its main business in respect of oil and gas, full leverage on its comparative advantages, dynamic adjustment of production and operation plans, strict investment management, optimised investment structure, cost control and enhancement of safety and environmental protection.

5.1.1.1 Market Review

(1) Crude Oil Market

During the first half of 2011, the global petroleum market was relatively relaxed in terms of demand and supply. However, affected by factors such as the geopolitical incidents in the Middle East and North Africa, market speculation and depreciation of the US dollar, international oil prices started strong and further went up. The spot price of North Sea Brent crude oil reached a maximum of US$126.6 per barrel, the highest level since the financial crisis. In the first half of 2011, the average prices for West Texas Intermediate (WTI) and North Sea Brent crude oil were US$99.1 per barrel and US$111.1 per barrel, respectively, representing a rise of US$20.8 per barrel or 26.6% and US$33.8 per barrel or 43.7%, respectively, as compared with the same period of 2010.

In the first half of 2011, domestic crude oil output grew steadily. According to the related information, crude oil output was 102 million tons, representing an increase of 3.8% as compared with the same period of 2010. Due to such factors as the continued increase in domestic demand, crude oil imports grew rapidly. Net crude oil imports amounted to 125 million tons representing an increase of 6.8% as compared with the same period of 2010.

(2) Refined Products Market

In the first half of 2011, with the Chinese economy growing rapidly and due to such factors as combating drought and spring ploughing overlay in the agricultural sector as well as anticipated upward price adjustments in China induced by the rapid increase in international oil prices, domestic consumption of refined products remained relatively high. According to the related statistics, in the first half of 2011, the apparent domestic consumption of refined products amounted to 118 million tons, representing an increase of 7.1% as compared with the same period of 2010, of which gasoline consumption increased 8.7% and diesel consumption rose 6.0%.

In the first half of 2011, the PRC government made two adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel rose, in aggregate, by RMB850 per ton and RMB750 per ton respectively. The frequency and the degree to which prices of refined products were adjusted remained different from the established pricing mechanism to certain extent.

(3) Chemical Products Market

In the first half of 2011, with many of the newly built projects commencing production in the Middle East and China, the production capacity of chemical products significantly grew and the chemical products market was seriously affected by this supply shock. Impacted by the continued appreciation of the Renminbi, the import reduction from the developed countries and China’s tight monetary policy, export demand and domestic consumption in chemical products shrunk. Meanwhile, crude oil prices increased remarkably, further decreasing the gross profit margin of chemical products.

(4) Natural Gas Market

In the first half of 2011, domestic natural gas production in China grew steadily. Imports of natural gas and LNG continued to increase. Apparent consumption of natural gas maintained its high growth rate; demands from households, power generation and fertiliser production were well satisfied and supply generally met demand.

According to the related information, domestic apparent consumption of natural gas in the first half of the year was 63.1 billion cubic metres, representing an increase of 21.0% compared with the same period of 2010. Domestic production of natural gas amounted to 50.5 billion cubic metres, representing an increase of 7.0% compared with the same period of 2010. Gas imports were approximately 14.1 billion cubic metres, approximately doubled from the same period of 2010. Imports of natural gas accounted for 22.4% of the aggregate consumption in China, an increase of 9 percentage points from the same period of 2010.

5.1.1.2 Business Review

(1) Exploration and Production

In the first half of 2011, with respect to domestic exploration and production business, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program by increasing its efforts in oil exploration, with emphasis on gas exploration, and yielded new results and breakthroughs in major exploration sites. Exploration projects of Daqing Oilfield in areas such as Songliao Basin and Hailaer Basin all progressed well and such projects laid a solid foundation for a stable production of oil and gas. The overall composite continuity of the He 8 gas layers in Changqing Oilfield on the Sulige South became more apparent, and the 18 wells in Jiyuan area generated industrial oil flows, which further strengthened Changqing Oilfield’s potential for continued output improvement. In the Huabei Oilfield, major discoveries were achieved as a result of the venture exploration into the Niudong buried hill reservoir in Baxian County sag which is significant to the promotion of oil and gas exploration into deep buried hill reservoirs. Significant discoveries and progress were also made in key basin areas such as Tarim Basin, Qaidam Basin and Junggar Basin, which further strengthened the basis for sustainable development of the Group. The Group continued to carry out the “foundation year” activities for the development of oil fields and the special management in relation to water injection. At the same time, the Group fully promoted standardised ground structure designs and pushed forward the standard, systematic and scientific water flood development. The indicators for such development continued to be positive and the rise in water concentration was effectively controlled. While emphasising on the change of the model for oil field development, the Group endeavoured to promoted high-end technologies such as lateral wells and unbalanced wells. The Group also carried out major development experiments such as carbon dioxide flooding technology and heavy oil fire flooding technology. Efforts were also made to strengthen oil and gas production management and further tap the potential from existing fields. Meanwhile, the Group accelerated the commissioning of new wells for the sake of continuity and implemented measures to increase output to, and maintain it on, a high level.

In respect of overseas oil and gas co-operations, the Group actively coped with the change in overseas operating condition and further carried out exploration and production in major co-operation sites abroad. In doing so, the Group achieved a rapid growth in oil and gas production. The progress of major co-operation projects in the Middle East accelerated. Through concerted efforts from the co-operation parties, the Rumaila Project in Iraq achieved its objective in advance of a 10% increase compared with the original output, and became the first project to enter the investment recovery stage among the projects under the two rounds of international tendering in post-war Iraq. The Company’s share of oil and gas output in Rumaila amounted to 6.90 million barrels in the first half of the year. In addition, the Halfaya Project basically completed its primary preparation for achieving its initial commercial output.

In the first half of 2011, the crude oil output of the Group reached 445.8 million barrels, representing an increase of 5.0% from the same period of 2010, the highest rise in recent years. The output of the marketable natural gas of the Group amounted to 1,185.9 billion cubic feet, representing steady increase of 5.3% from the same period of 2010. The oil and gas equivalent output of the Group amounted to 643.5 million barrels, representing an increase of 5.1% from the same period of 2010, of which overseas oil and natural gas equivalent output of the Group amounted to 61.9 million barrels, representing an increase of 22.3% from the same period of 2010 and accounting for 9.6% of the Group’s aggregate oil and gas equivalent output. The contribution by the Group’s international business steadily increased. The Group grasped the favourable opportunity in its Exploration and Production segment in connection with the persistently high crude oil prices, actively changed its development model and strengthened cost controls, and as a result, it generated RMB103,684 million of profit from operations, representing an increase of 41.3% from the same period of the preceding year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2011	First half of 2010	Change (%)
Crude oil output	Million barrels	445.8	424.6	5.0
Marketable natural gas output	Billion cubic feet	1,185.9	1,125.8	5.3
Oil and natural gas equivalent output	Million barrels	643.5	612.3	5.1

Notes:

(1)	Figures for the same reporting period of 2010 were presented on a consistent basis as that of 2011.
(2)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2011, emphasising on market orientation, the Group optimised the allocation of resources, improved the management of its operations and strived to control the costs. As a result, its operations were conducted effectively, safely and steadily on a large scale and the supply of refined products was ensured. By so doing, the Group has achieved a historically high level of good performance again in terms of major technical and economic indicators including the refining yield, the comprehensive refinery energy consumption and the ethylene combustion energy consumption, of which the refining yield reached 93.9%, 0.3 percentage point higher than that of the same period of the preceding year. High-grade gasoline proportion increased 18.5 percentage points while the comprehensive refinery energy consumption was reduced by 0.93 kilogram/ton from the same period of the preceding year. In coping with the complex environment involving fierce competition and poor demand, the Group optimised its production plans in chemical operations and developed major end-user customers, which resulted in growing competitiveness and profitability. The Group moved forward on the construction of key refining and chemical projects in an orderly manner, made new progress in strategic structural adjustment and further enhanced its refining capacities. The upgrading of an atmospheric and vacuum distillation unit at Liaoyang Petrochemical was completed, and as a result, Liaoyang Petrochemical became a 10 million-ton refinery base which mainly processes oil from Russia. Meanwhile, projects such as the ethylene projects at Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical all progressed as planned.

In the first half of 2011, the Group’s refineries processed 491.4 million barrels of crude oil, representing an increase of 11.9% from the same period of 2010. The Group produced approximately 43.393 million tons of gasoline, kerosene and diesel, representing an increase of 13.1% from the same period of 2010. The Group produced 10.071 million tons of chemical commodity products, representing an increase of 11.2% from the same period of 2010. The output of ethylene of the Group amounted to 1.819 million tons, representing a rise of 0.6% from the same period of 2010. In the first half of 2011, both the crude oil processing volume and the chemical production volume of the Group’s major refined and chemical products reached their respective historical high.

In the first half of 2011, amid the inflationary pressure and other factors in China, the PRC government further increased its control over the prices of refined products and the frequency and degree in which prices of domestic refined products were adjusted remained different from the established pricing mechanism to certain extent. Impacted by the persistently high international crude oil prices and the fact that domestic prices in refined products not having been fully adjusted upward to reflect the changes of international crude oil prices, the Refining and Chemicals segment incurred a loss of RMB20,993 million from operations for the six months ended June 30, 2011, representing a decrease of RMB26,451 million from the profit of RMB5,458 million for the six months ended June 30, 2010, of which the refining business recorded a loss of RMB23,358 million from operations, representing a decrease of RMB26,345 million from the profit of RMB2,987 million for the six months ended June 30, 2010. The chemical business overcame the intense competition and a demand slump. The Group optimised its resources allocation and benefited from its development and marketing efforts in high value-added chemical products as well as cost reduction and profitability enhancement. As a result, it achieved a profit of RMB2,365 million from operations, which is almost the same as that for the same period of the preceding year.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2011	First half of 2010	Change (%)
Processed crude oil	Million barrels	491.4	439.1	11.9
Gasoline, kerosene and diesel output of which: Gasoline	‘000 ton	43,393	38,382	13.1
	‘000 ton	12,445	10,973	13.4
Kerosene	‘000 ton	1,211	1,167	3.8
Diesel	‘000 ton	29,737	26,242	13.3
Refining yield	%	93.9	93.6	0.3 percentage points
Ethylene	‘000 ton	1,819	1,809	0.6
Synthetic resin	‘000 ton	2,966	2,762	7.4
Synthetic fibre raw materials and polymer	‘000 ton	1,094	991	10.4
Synthetic rubber	‘000 ton	310	304	2.0
Urea	‘000 ton	2,174	1,846	17.8

(3) Marketing

In the first half of 2011, the Group devised effective marketing strategies attuned to the market development and stepped up marketing network development. 765 projects of gasoline stations were newly developed and 361 projects of gasoline stations were put into operation. Six oil depots were completed and substantive progress was made with the strategic network planning in Yunnan, Henan, Jiangsu, Chongqing and Hubei. The Group also intensively implemented precision management and developed the information system in an orderly manner, contributing to the further enhancement of management and control. More efforts were devoted to improving the sales structure and quality and to increase the allocation of resources to highly effective markets. In addition, the Group accelerated its client development and boosted its overall service quality by taking full advantage of its brand influence and the network effect of gasoline stations. The average daily sales volume of refined products reached a new historical record and the Group’s market share in the domestic retail market reached 38.9%. Sales profitability increased significantly.

In respect of its international trading business, the Group accelerated its pace in exploring the international oil market. The Group gradually diversified its trading practices and furthered its development of storage facilities. In this connection, the Group further increased its bargaining power in the international trade of oil products. Significant efforts were made to develop the entrepot trade of crude oil and refined products, resulting in a significant increase in the operation quality and the business scale. The Group’s oil and gas operation centre in Asia was performing well and successfully delivered the integrated functions of trading, processing, storage and transportation at the same time. Meanwhile, development of its oil and gas operation centre in Europe achieved substantive progress and the acquisition of part of the share capital of two refineries of INEOS Group Holdings plc was completed. The Group has kept gaining strength in its global resources allocation.

In the first half of 2011, the Group sold 66.793 million tons of gasoline, kerosene and diesel, representing an increase of 12.2% as compared with the same period of 2010. Domestic sales of gasoline, kerosene and diesel amounted to 55.372 million tons, representing an increase of 12.4% as compared with the same period of 2010. The Group observantly took advantage of market opportunities in the Marketing segment, organised its marketing activities in a scientific manner and put great emphasis on improving the quality of development in this segment. As a result, the Group recorded a profit of RMB13,594 million from operations, an increase of 80.5% from the same period of the preceding year.

(4) Natural Gas and Pipeline

In the first half of 2011, the construction of the Group’s key oil and gas pipelines was in steady progress and the natural gas business expanded in an orderly manner. The trunk of the Second West-East Gas Pipeline was completed and put into operation. This is significant to the national energy security, optimisation of energy structure, ongoing effort in energy conservation, emission reduction and green development. The commissioning of Jiangsu LNG project was successful at one go while both the Dalian LNG and Tangshan LNG projects progressed as planned. These developments effectively contributed to the diversity of energy sources. The trunk of the Qinhuangdao-Shenyang Gas Pipeline was fully completed and commenced. The construction of the Lanzhou-Chengdu Crude Oil Pipeline was progressing smoothly. The sale of natural gas effectively balanced the gas produced and imported by China. In optimising the network operation of pipelines and resources allocation and in strengthening the link among production, transportation, marketing and storage, the Group made reference to the pipeline transmission capacity, the construction progress of key pipelines and the prevailing market demand. This ensured a safe and smooth gas supply and the sales volume of natural gas was growing rapidly at a double-digit rate.

In the first half of 2011, the Natural Gas and Pipeline segment continued to optimise its sales structure and to strengthen the overall balance of production, transportation, marketing and storage and well accomplished all production and operation targets. As a result, the Group realised a profit of RMB10,730 million from operations for the six months ended June 30, 2011. However, due to the increase in loss caused by the rise in imported natural gas as well as the increase in depreciation due to the transfer from construction in progress to fix assets in respect of certain key projects during the same period of time, profit from operations decreased 4.3% compared with RMB11,215 million for the six months ended June 30, 2010.

Adhering to the principle of “Dedicating Energy and Creating Harmony”, the Group is committed to achieving a sustainable development which coordinates with society and environment. By firmly establishing the philosophy of “environmental protection priority, safety first, high quality supremacy and people orientation”, the Group is aiming to enhance safety management and its emergency response capabilities and further improve production safety, energy saving, emission reduction and environmental protection in order to promote development in a safe, clean, economical and harmonious manner. In the first half of 2011, the Group reduced the consumption of standard coal by 550,000 tons, water consumption by 10.59 million cubic metres as well as chemical oxygen demand (COD) and sulphur dioxide emission by 5.6% and 3.7% respectively from the same period of the preceding year.

5.1.2 Management Discussion and Analysis

5.1.2.1 The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2011 prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2011, the Group achieved a turnover of RMB952,247 million, representing an increase of 39.1% from the same period of the preceding year. Despite the more intensive adjustment and control of prices of domestic refined products and the tightened macroeconomic policy in China, the Group fully leveraged on its advantage arising from the integration of upstream and downstream operations and overcame the adverse effect caused by the policy related losses in the refining business and achieved RMB66,007 million of net profit attributable to owners of the Company. The basic earnings per share were RMB0.361, representing an increase of 1.0% from the same period of the preceding year.

Turnover The Group’s turnover increased by 39.1% from RMB684,797 million for the six months ended June 30, 2010 to RMB952,247 million for the six months ended June 30, 2011. This was primarily due to the increase in the selling prices and sales volume of the Group’s major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for the major products sold by the Group for the first half of 2011 and 2010 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	First half of 2011	First half of 2010	Percentage of change (%)	First half of 2011	First half of 2010	Percentage of change (%)
Crude oil*	33,226	26,657	24.6	4,738	3,733	26.9
Natural gas (million cubic metre, RMB/’000 cubic metre)	37,687	31,640	19.1	1,062	841	26.3
Gasoline	20,136	18,198	10.6	7,737	6,392	21.0
Diesel	42,739	38,164	12.0	6,926	5,770	20.0
Kerosene	3,918	3,158	24.1	6,083	4,719	28.9
Heavy oil	3,986	4,564	(12.7)	4,523	3,771	19.9
Polyethylene	1,437	1,414	1.6	9,521	9,078	4.9
Lubricant	839	899	(6.7)	9,561	8,145	17.4

*	The crude oil listed above is all external sales volume of crude oil by the Group.

Operating Expenses The Group’s operating expenses increased 43.5% from RMB595,862 million for the six months ended June 30, 2010 to RMB854,789 million for the six months ended June 30, 2011 , which consisted of the following:

Purchases, Services and Other Expenses The Group’s purchases, services and other expenses increased 53.5% from RMB362,529 million for the six months ended June 30, 2010 to RMB556,595 million for the six months ended June 30, 2011. This was primarily due to a significant increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined and petrochemical products from external suppliers that resulted in the increase in the purchase costs for the reporting period.

Employee Compensation Costs Employee compensation costs of the Group for the six months ended June 30, 2011 were RMB45,054 million, an increase by RMB7,350 million from RMB37,704 million for the six months ended June 30, 2010, representing an increase of 9.1% after excluding the effects of the Group’s business development and expansion. Such increase was primarily due to the salaries and insurance having been adjusted upward appropriately in light of the factors such as the rise in China’s Consumer Price Index, better operating results of the Group and the base increase of social security.

Exploration Expenses The Group’s exploration expenses increased 14.4% from RMB 15,809 million for the six months ended June 30, 2010 to RMB18,088 million for the six months ended June 30, 2011. This was primarily due to the fact that the Group increased its expenditure in oil and gas exploration in order to further strengthen its foundation in terms of oil and gas resources.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group increased 19.1% from RMB55,852 million for the six months ended June 30, 2010 to RMB66,502 million for the six months ended June 30, 2011. This was primarily due to an increase in the average carrying amount of fixed assets and the average net value of oil and gas assets, which in turn resulted in the increase of the depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses of the Group for the six months ended June 30, 2011 were RMB34,024 million, which basically maintained at a similar level to the RMB34,113 million for the six months ended June 30, 2010. Excluding the effect of the change in the calculation method in respect of transportation cost, the expenses increased by 14.8% when compared with the same period of the preceding year. This was primarily due to the increase in storage and rental charges arising from business expansion and the increase in transportation and the relevant expenses due to the increase in products delivery volume and freight rates.

Taxes other than Income Taxes The Group’s taxes other than income taxes increased 49.4% from RMB89,194 million for the six months ended June 30, 2010 to RMB133,262 million for the six months ended June 30, 2011. The main drivers of such increase were: (i) a sharp increase in the special levies payable by the Group on the sale of domestic crude oil from RMB25,851 million for the first half of 2010 to RMB51,076 million for the first half of 2011, resulting from the rising international crude oil prices; (ii) an increase in consumption tax from RMB43,442 million for the first half of 2010 to RMB49,829 million for the first half of 2011 due to the increase in the sales volume of refined products compared with the same period of the preceding year; and (iii) the increase in resources tax from RMB4,083 million for the first half of 2010 to RMB9,098 million for the first half of 2011 due to the alteration of resources tax policy.

Other Expenses, net Other expenses, net, increased by RMB603 million from RMB661 million for the six months ended June 30, 2010 to RMB1,264 million for the six months ended June 30, 2011. This was primarily due to the increase in the net loss from disposal of non-current assets.

Profit from Operations The Group’s profit from operations was RMB97,458 million for the six months ended June 30, 2011, representing an increase of 9.6% from RMB88,935 million of the same period of the preceding year .

Net Exchange Loss The Group’s net exchange loss increased from RMB202 million for the six months ended June 30, 2010 to RMB530 million for the six months ended June 30, 2011. The increase in the net exchange loss was mainly due to the appreciation of the Renminbi against the US dollar in the first half of 2011, resulting in an increase in net exchange loss from certain Renminbi transactions of the Group’s overseas subsidiaries.

Net Interest Expenses The Group’s net interest expenses increased by RMB1,703 million, from RMB2,525 million for the six months ended June 30, 2010 to RMB4,228 million for the six months ended June 30, 2011. The increase in the net interest expenses was mainly due to the increase in both the balance of interest-bearing debts and the interest rate from the same period of the preceding year.

Profit before Income Tax Expense The Group’s profit before income tax expense was RMB98,251 million for the six months ended June 30, 2011, representing an increase of 10.8% from RMB88,648 million for the same period of the preceding year.

Income Tax Expense Income tax expense increased 34.8% from RMB18,210 million for the six months ended June 30, 2010 to RMB24,554 million for the six months ended June 30, 2011. The increase was primarily due to the increase in the taxable income for the reporting period and the calculation of income tax at 25% for some branches of the Group in Western China during the first half of 2011 as a result of the expiry at the end of 2010 of the 15% preferential tax treatment enjoyed by such branches since 2002. The PRC government has issued a new tax policy for enterprises in Western China in July 2011 and please refer to 6.6.2 in respect of events after balance sheet date of this announcement.

Profit for the period Net profit of the Group amounted to RMB73,697 million for the six months ended June 30, 2011, representing an increase of 4.6% from RMB70,438 million for the same period of the preceding year.

Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) The Group’s profit attributable to minority interest was RMB7,690 million for the six months ended June 30, 2011, representing an increase of 50.5% from the profit attributable to minority interest of RMB5,108 million for the six months ended June 30, 2010. This was primarily due to the relatively large increase in the international crude oil prices during the first half of 2011, which in turn resulted in the increase in the net profit of some subsidiaries of the Company and the corresponding increase in the profit attributable to minority interest.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB66,007 million for the six months ended June 30, 2011, representing an increase of 1.0% from RMB65,330 million for the same period of the preceding year.

(2) Segment Results

Exploration and Production

Turnover Turnover increased 44.3% from RMB261,793 million for the six months ended June 30, 2010 to RMB377,804 million for the six months ended June 30, 2011. The increase was primarily due to the rise in the prices and sales volumes of crude oil and natural gas. The average realised crude oil price of the Group in the first half of 2011 was US$101.62 per barrel, representing an increase of 40.3% from the first half of 2010.

Operating Expenses Operating expenses increased 45.5% from RMB188,421 million for the six months ended June 30, 2010 to RMB274,120 million for the six months ended June 30, 2011, of which:

The purchases, services and other expenses of the Group’s Exploration and Production segment increased by RMB39,794 million from the same period of 2010, which was primarily due to the increase in the purchase costs of imported crude oil. In the first half of 2011, due to factors such as Renminbi appreciation, inflation and stabilisation of output from existing oilfields, the Group’s lifting cost for oil and gas operations was US$10.29 per barrel, representing an increase of 11.5% from the first half of 2010. Excluding the effect of exchange rate changes, the lifting cost increased by 6.8% compared with the same period of preceding year.

The special levies on the sales of domestic crude oil in the Exploration and Production segment increased by RMB25,225 million from the same period of 2010 as a result of the surge in crude oil prices.

The Exploration and Production segment incurred an increase of RMB 5,012 million in resources tax from the same period of 2010 due to the change in resources tax policy.

The depreciation, depletion and amortisation increased by RMB3,314 million from the same period of 2010 due to the increase in the net value of oil and gas assets.

Profit from Operations During the first half of 2011, the Exploration and Production segment of the Group realised a significant increase in profit from operations as increase of 41.3% to RMB103,684 million for the six months ended June 30, 2011. The Exploration and Production segment is a key profit contributor to the Group.

Refining and Chemicals

Turnover Turnover increased 31.4% from RMB320,163 million for the six months ended June 30, 2010 to RMB420,665 million for the six months ended June 30, 2011. The increase was primarily due to the increase in price and sales volume of refined and petrochemical products.

Operating Expenses Operating expenses increased 40.3% from RMB314,705 million for the six months ended June 30, 2010 to RMB 441,658 million for the six months ended June 30, 2011, of which:

Purchases, services and other expenses of the Refining and Chemicals segment increased by RMB112,295 million from the same period of 2010, which was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers. In the first half of 2011, the refining processing cost of the Group’s refineries was RMB138.75 per ton, representing an increase of 3.1% from the same period of 2010. This was primarily due to an increase in the prices of fuel oil and natural gas from the same period of 2010.

The Refining and Chemicals segment incurred an increase of RMB5,883 million in consumption tax from the same period of 2010, which was mainly due to an increase in the sales volume of refined oil.

The impaired loss incurred by the Refining and Chemicals segment increased by RMB3,738 million from the same period of 2010, which was mainly due to the increase in the provision for impairment made for certain refinery installations under circumstances of impairment.

Profit from Operations During the first half of 2011, the Refining and Chemicals segment incurred a loss from operations amounting to RMB20,993 million, of which a loss of RMB23,358 million was attributable to the refining business and a profit of RMB2,365 million was attributable to the chemical business.

Marketing

Turnover Turnover grew 49.4% from RMB533,280 million for the six months ended June 30, 2010 to RMB796,945 million for the six months ended June 30, 2011. The growth in turnover was primarily due to the rise in refined product prices, the increase in sales volumes of refined products and the increase in turnover from the trading of oil products. During the first half of 2011, the average selling price of gasoline was RMB7,737 per ton, representing a rise of 21.0% from the same period of 2010. The average selling price of diesel was RMB6,926 per ton, representing a rise of 20.0% from the same period of 2010. The average selling price of kerosene was RMB6,083 per ton, representing a rise of 28.9% from the same period of 2010.

Operating Expenses Operating expenses increased 49.0% from RMB525,749 million for the six months ended June 30, 2010 to RMB783,351 million for the six months ended June 30, 2011, of which:

Purchases, services and other expenses increased by RMB257,586 million from the same period of 2010, which was primarily due to the increase in the purchase costs of refined products and the increase in the operating expenses for the trading of oil products.

Profit from Operations During the first half of 2011, the Marketing segment’s profit from operations increased by 80.5% from RMB7,531 million for the six months ended June 30, 2010 to RMB13,594 million for the six months ended June 30, 2011.

Natural Gas and Pipeline

Turnover Turnover increased 54.1% from RMB52,945 million for the six months ended June 30, 2010 to RMB81,606 million for the six months ended June 30, 2011. The increase was primarily due to: (1) the increase in the sales volume of natural gas and gas transmission volume together with the rise in natural gas price; and (2) the further increase in the sales revenue of the LPG and city gas businesses for the reporting period.

Operating Expenses Operating expenses increased 69.8% from RMB41,730 million for the six months ended June 30, 2010 to RMB70,876 million for the six months ended June 30, 2011, of which:

Purchases, services and other expenses of the Natural Gas and Pipeline segment of the Group increased by RMB25,860 million from the same period of 2010, which was primarily due to the increase in the purchase costs of natural gas.

The depreciation, depletion and amortisation for the Natural Gas and Pipeline segment increased by RMB1,796 million from the same period of 2010.

Profit from Operations The Natural Gas and Pipeline segment recorded a profit from operations of RMB10,730 million for the six months ended June 30, 2011, representing a decrease of 4.3% from RMB 11,215 million for the six months ended June 30, 2010.

(3) Cash Flows

As at June 30, 2011, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders of the Company.

The table below sets forth the cash flows of the Group for the six months ended June 30, 2011 and June 30, 2010, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2011	2010
	RMB million	RMB million
Net cash flows provided by operating activities	129,019	150,469
Net cash flows used for investing activities	(100,279)	(118,237)
Net cash flows from financing activities	41,064	8,177
Translation of foreign currency	612	(67)
Cash and cash equivalents at the end of the period	116,125	127,267

Net Cash Flows Provided by Operating Activities

The net cash flows of the Group provided by operating activities for the six months ended June 30, 2011 were RMB129,019 million, representing a decrease of 14.3% compared with RMB150,469 million for the six months ended June 30, 2010. This was mainly due to the change in working capital such as inventories and advances to suppliers. As at June 30, 2011, the Group had cash and cash equivalents of RMB116,125 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 84.8% were denominated in Renminbi, 14.3% were denominated in US Dollars and 0.9% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities for the six months ended June 30, 2011 were RMB100,279 million, representing a decrease of 15.2% compared with RMB118,237 million for the six months ended June 30, 2010. The decrease in cash flows used for investing activities was primarily due to the decrease in payouts for acquisitions of associated companies and joint ventures and the decrease in cash payments for capital expenditures for the reporting period.

Net Cash Flows from Financing Activities

The net cash flows of the Group from financing activities for the six months ended June 30, 2011 were RMB41,064 million, representing an increase of RMB32,887 million compared with the net cash flows from financing activities of RMB8,177 million during the six months ended June 30, 2010. This was primarily due to an increase in borrowings during the reporting period for the purpose of replenishing working capital.

The net borrowings of the Group as at June 30, 2011 and December 31, 2010, respectively, were as follows:

	As at June 30, 2011	As at December 31, 2010
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	187,573	102,268
Long-term borrowings	128,228	131,352

Total borrowings	315,801	233,620

Less: Cash and cash equivalents	116,125	45,709

Net borrowings	199,676	187,911

The following table sets out the borrowings’ remaining contractual maturities as at June 30, 2011 and December 31, 2010, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2011	As at December 31, 2010
	RMB million	RMB million
To be repaid within one year	198,901	110,380
To be repaid within one to two years	13,018	41,533
To be repaid within two to five years	108,841	82,640
To be repaid after five years	25,440	26,642

	346,200	261,195

Of the total borrowings of the Group as at June 30, 2011, approximately 77.0% were fixed-rate loans and approximately 23.0% were floating-rate loans. Of the borrowings as at June 30, 2011, approximately 83.6% were denominated in Renminbi, 13.5% were denominated in US Dollars, 1.0% were denominated in Canadian Dollars and 1.9% were denominated in other currencies.

As at June 30, 2011, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity)) was 23.1% (as at December 31, 2010: 18.8%).

(4) Capital Expenditures

For the six months ended June 30, 2011, capital expenditures of the Group were RMB71,068 million, representing a decrease of 18.8% from RMB87,528 million for the same period of 2010. This was primarily due to completion and commissioning of major projects such as the Guangxi Petrochemical project in 2010 and certain major projects such as the Second West-East Gas Pipeline entering into completion stage in the first half of 2011 which resulted in decrease in capital expenditures. The following table sets out the capital expenditures incurred by the various segments of the Group for the six months ended June 30, 2011 and for the six months ended June 30, 2010 and the estimated capital expenditures for the various segments of the Group for the whole year of 2011.

	For the first half of 2011		For the first half of 2010		Estimates for 2011
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	37,516	52.8	46,140	52.7	171,800	53.7
Refining and Chemicals	10,530	14.8	15,229	17.4	48,000	15.0
Marketing	3,923	5.5	4,030	4.6	19,900	6.2
Natural Gas and Pipeline	18,632	26.2	21,994	25.1	77,300	24.2
Head Office and Other	467	0.7	135	0.2	3,000	0.9

Total	71,068	100.0	87,528	100.0	320,000	100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2010 and the first half of 2011, and the estimates for the same in the year of 2011 would be RMB52,229 million, RMB45,347 million, and RMB184,800 million, respectively.

Exploration and Production

For the six months ended June 30, 2011, capital expenditures in relation to the Exploration and Production segment amounted to RMB37,516 million which were mainly used in oil and gas exploration projects such as those in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin, the construction of key production facilities at various oil and gas fields and the joint oil and gas exploration and development of projects in Central Asia, the Middle East and Asia Pacific.

The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2011 will amount to RMB 171,800 million. Exploration activities in China will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts to maintain stable or increasing output will also be focused on areas such as Daqing, Changqing, Liaohe and Tarim oil and gas fields. International business will be focused on the joint oil and gas exploration and development in Central Asia, the Middle East, Americas and Asia Pacific.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2011 amounted to RMB10,530 million, which were mainly used for the construction of refining facilities at Sichuan Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical and the construction of large scale ethylene projects such as Sichuan Petrochemical and Fushun Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2011 will amount to RMB48,000 million, approximately RMB28,000 million of which will be used for refining facilities construction and expansion, mainly including refining projects in Sichuan Petrochemical, Huhhot Petrochemical and Ningxia Petrochemical, and approximately RMB20,000 million of which will be used for chemical facilities construction and expansion, mainly including construction of large scale ethylene projects in Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Capital expenditures for the Marketing segment for the six months ended June 30, 2011 amounted to RMB3,923 million, which were mainly used for the construction of sales network facilities including service stations and oil depots.

The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2011 will amount to RMB19,900 million, which are expected to be used primarily for the construction and expansion of sales networks in effective markets.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2011 amounted to RMB18,632 million, which were mainly used in the construction of projects including the Second West-East Gas Pipeline, the Shandong Natural Gas Pipeline Network and the LNG projects.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2011 will amount to RMB77,300 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the branches of Second West-East Gas Pipeline, Lanzhou-Chengdu Crude Oil Pipeline, associated LNG projects and city gas storage facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the six months ended June 30, 2011 were RMB467 million.

The Group anticipates that capital expenditures for the Head Office and Other segment for the twelve months ending December 31, 2011 will amount to RMB3,000 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

5.1.2.2 The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

(1) Principal operations by segment under CAS

	Income from principal operations for the first half of 2011	Cost of principal operations for the first half of 2011	Gross margin*	Change in income from principal operations compared with the same period of the preceding year	Change in cost of principal operations compared with the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	371,600	182,528	31.9	45.1	39.2	(3.0)
Refining and Chemicals	417,230	362,934	(0.3)	31.5	45.7	(6.4)
Marketing	792,606	755,466	4.5	49.4	51.2	(1.2)
Natural Gas and Pipeline	80,867	67,071	16.0	54.3	70.3	(7.6)
Head Office and Other	118	52	—	57.3	52.9	—
Inter-segment elimination	(725,329)	(724,912)	—	—	—	—
Total	937,092	643,139	17.7	39.4	47.3	(4.8)

*	Gross margin=Profit from principal operations / Income from principal operations

During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB27,575 million.

(2) Principal operations by region under CAS

	First half of 2011	First half of 2010	Change compared with the same period of the preceding year
Revenue from external customers	RMB million	RMB million	(%)
Mainland China	687,021	504,892	36.1
Other	265,226	179,905	47.4
Total	952,247	684,797	39.1

5.2 Explanation on the Reasons for Material Changes in Principal Operations and Their Structure

☐ Applicable    ✓ Not applicable

5.3 Explanation on Material Changes in Profitability (Gross Margin) of Principal Operations Compared to the Same Period of the Preceding Year

☐ Applicable    ✓ Not applicable

5.4 Analysis of the Reasons for Material Changes in the Profit Composition Compared to the Same Period of the Preceding Year

☐ Applicable    ✓ Not applicable

5.5 Use of Proceeds from Fund Raising

5.5.1 Utilisation of proceeds from fund raising

✓ Applicable    ☐ Not applicable

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively.	Total amount of proceeds used during the reporting period	RMB487 million
		Accumulated amount of proceeds used	RMB64,475 million

Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Realised return on investment	Progress as planned	Achieved expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,500	Achieved expected return	Yes	Yes
Dushanzi Petrochemical’s projects – processing and refining sulphurbearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	4,232	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		36,002

Projects not progressing as planned and not achieving expected return	—
Projects modified and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

5.5.2 Modification of projects

☐ Applicable    ✓ Not applicable

5.6 Business Prospect in the Second Half of 2011

In the second half of 2011, due to the increasing uncertainty in global economic recovery, aggravated volatility of the international financial market and the apparent trend of the US dollar depreciation, volatility risk of international oil prices is increasing. The Chinese economy is expected to grow fast and steady. Energy production and consumption in China is expected to maintain their steady growth trend and the importance of natural gas as a quality clean energy source will become more visible. In face of the economic uncertainty, the Group will organise its production and operation in a scientific manner, focus on both quality and economic efficiency, and keep foresight and flexibility in policy making. The Group will continue to strengthen the basis for further development and will reinforce and improve the favorable trends in its production and operations.

In respect of exploration and production operations, the Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program and maintain its leading position in the upstream operations in China. Great emphasis will be placed on large-scale, efficient and scientific exploration and on at key basins and major projects with a view to ensuring full accomplishment of oil and gas reserve tasks for the whole year. The Group will strengthen production and operation management of oil and gas fields, closely monitor production status, continue to promote the change of development model in existing oilfields, lay a solid foundation for the stable production of oilfields, proactively develop non-conventional energy and push forward the new energy business of the Group in a steady manner.

In respect of refining and chemicals operations, the Group will adhere to its strategy of “stable, balanced, efficient, controlled and coordinated” operations and will overcome difficulties, strengthen management, and optimise the import of crude oil and allocation of resources to ensure stable production of the refining and petrochemical facilities. The Group will assess the market changes in a scientific manner in order to flexibly adjust its marketing strategies for petrochemical products and speed up the development of new petrochemical products. The Group will continue to make strategic adjustment to the allocation and structure of the refining and petrochemical business and achieve the key project construction targets.

In respect of the sale of refined products, the Group will guarantee market supply while raising its economic efficiency. It will optimise its products structure and allocation of resources. The various economic indicators will continue to be improved with a view to raising profitability. The Group will make greater efforts to procure resources and will also organise input of resources in a scientific manner. In addition, the Group will make more efforts to build up its marketing network and to ensure supply of oil products in key areas and during important time periods.

In respect of natural gas and pipeline operations, the Group will stick to the principle of economic efficiency, market orientation and commercialised operation. It will coordinate and balance domestically produced gas, imported gas and LNG resources. The Group will make the best use of its overall advantages in respect of integration of upstream and downstream business, optimise the pipeline network operation and allocation of resources, systematically organise the construction of pipeline network, enhance the management of oil and gas distribution and pipeline operation and ensure a safe, steady and orderly supply of gas.

In respect of international operations, the Group will continue to expand international energy co-operation. Focusing on the increase in the operating performance of overseas projects and economic efficiency, the Group will strengthen its management of the overseas production of oil and gas and enhance its competitiveness in overseas markets and adaptability to the international business environment. The Group will accelerate the development of, and further increase the scale of, its international trading business, and will also build its competitive international trade system.

5.7 Modification to the Operating Plan for the Second Half of This Year Approved by the Board

☐ Applicable    ✓ Not applicable

5.8 Warning and Explanation Concerning the Expectation That the Accrued Net Profit from the Beginning of this Year to the End of the Next Reporting Period Will Be Negative, or Will Change Dramatically from that of the Same Period of the Preceding Year

☐ Applicable    ✓ Not applicable

5.9 Explanation of the Board about the Accounting Firm’s “Other Than Standard Unqualified Opinion” in Respect of the Interim Report

☐ Applicable     ✓ Not applicable

5.10 Explanation of the Board about the Changes in Issues Relating to the Accounting Firm’s “Other Than Standard Unqualified Opinion” for the Preceding Year and How these Issues are Resolved

☐ Applicable    ✓ Not applicable

5.11 Final Dividends for the Year Ended December 31, 2010

Final dividends in respect of 2010 of RMB0.18357 per share (inclusive of tax) amounted to a total of RMB33,597 million were approved by the shareholders at the annual general meeting of the Company on May 18, 2011 and were paid on June 30, 2011.

For the arrangements in relation to the individual income tax on the final dividend for the individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) for the year of 2010 withheld and paid by the Company and the tax refund, please refer to the announcement of the Company dated June 23, 2011 in respect of the information on the payment of final dividend and the announcement of the Company dated July 28, 2011 in respect of the further information on the payment of final dividend. The Company will apply to the competent tax authorities and upon their approvals, arrange the refund of over-withheld tax amounts.

5.12 Interim Dividends for 2011 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2011 at the shareholders’ meeting held on May 18, 2011. The Board has resolved to declare and pay to all shareholders of the Company of interim dividends of RMB0.16229 per share (inclusive of tax) for the six months ended June 30, 2011 on the basis of 183,020,977,818 total shares of the Company as at June 30, 2011. The total amount of the interim dividends payable is RMB29,703 million.

The interim dividends of the Company will be paid to shareholders whose names appear on the register of members of the Company on September 14, 2011. The register of members of H shares will be closed from September 9, 2011 to September 14, 2011 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 8, 2011. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 14, 2011 will be eligible for the interim dividends.

In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated based on the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividends by the Board of Directors.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-Individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members on September 14, 2011.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for the Individual H Shareholders and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) (《國家稅務總局關於印發<非居民享受稅收協議待遇管理辦法（試行）>的通知》（國稅發[2009]124號）). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 14, 2011 and will withhold and pay the individual income tax based on the register of members of the Company as at September 14, 2011. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 8, 2011 and the correspondence details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, tel: (852) 2862 8648. If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on September 14, 2011.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

6.	Significant Events

6.1 Acquisition, Sale of Assets and Restructuring of Assets

6.1.1 Acquisition of Assets

☐ Applicable     ✓ Not applicable

The Group has no major acquisition during the reporting period.

6.1.2 Sale of Assets

☐ Applicable     ✓ Not applicable

The Group has no major sale during the reporting period.

6.1.3 The progress of the transaction and the impact on the operating results and financial position of the Group during the reporting period since the publication of the report on the restructuring of assets or sale and purchase of assets

☐ Applicable    ✓ Not applicable

6.2 Material Guarantee

☐ Applicable    ✓ Not applicable

The Group has no material guarantee during the reporting period.

6.3 Non-operating Connected Obligatory Rights and Debts

☐ Applicable    ✓ Not applicable

6.4 Material Litigation and Arbitration

☐ Applicable    ✓ Not applicable

6.5 Other Significant Events

✓ Applicable    ☐ Not applicable

6.5.1 Investment in securities

☐ Applicable    ✓ Not applicable

6.5.2 Holding of interest in other listed securities

✓ Applicable    ☐ Not applicable

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK$ million

Stock code	Stock short name	Initial investment amount	Number of shares held (million)	Shareholding (%)	Book value as at end of reporting period	Profit or loss for reporting period	Changes in equity during reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	742	2,513.92	50.74	742	—	—	Long term equity investment	Acquisition

Notes:

(1)	The Group held the shares in Kunlun Energy Limited (formerly known as CNPC (HK) Limited), a company whose shares are listed on the Hong Kong Stock Exchange, through Sun World Limited, its overseas wholly-owned subsidiary.

6.5.3 Holding of interest in non-listed financial institutions

✓ Applicable    ☐ Not applicable

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held (million)	Shareholding (%)	Book value as at end of reporting period	Profit or loss for reporting period	Changes in equity during reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666.00	49	12,128	921	(5)	Long term equity investment	Injection of capital

6.5.4 Holding of interest in companies which proposes to list

☐ Applicable    ✓ Not applicable

6.6 Events after Balance Sheet Date

✓ Applicable    ☐ Not applicable

6.6.1 On July 1, 2011, PetroChina International (London) Co., Ltd. (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1.015 billion (approximately RMB6.569 billion) in cash to acquire shares in the joint ventures.

6.6.2 On July 27, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy ( Cai Shui [2011] No.58) (《關於深入實施西部大開發戰略有關稅收政策問題的通知》(財稅 [2011] 58號)) which provides that from January 1, 2011 to December 31, 2020, the enterprise income tax for the enterprises engaging in the encouraged industries in the West China Region will be charged at a preferential rate of 15% and that the List of Industries Encouraged for the West China Region will be announced separately.

6.6.3 On August 1, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning a Proportionate Refund of Value-Added Tax (“VAT”) on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39) (《關於對2011-2020年期間進口天然氣及2010年底前“中亞氣”項目進口天然氣按比例返還進口環節增值稅有關問題的通知》(財關稅 [2011] 39號)). The Group will, in accordance with the circular, apply to the relevant PRC governmental departments for a refund of the VAT on imported natural gas.

7.	Financial Statements

7.1 Auditors’ Opinion

Financial Statements	✓ Unaudited	☐ Audited
Auditors’ opinion	Not applicable

7.2 The Group’s Balance Sheets, Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives

7.2.1 Financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30
		2011	2010
	Notes	RMB million	RMB million

TURNOVER	(i)	952,247	684,797

OPERATING EXPENSES
Purchases, services and other		(556,595)	(362,529)
Employee compensation costs		(45,054)	(37,704)
Exploration expenses, including exploratory dry holes		(18,088)	(15,809)
Depreciation, depletion and amortisation		(66,502)	(55,852)
Selling, general and administrative expenses		(34,024)	(34,113)
Taxes other than income taxes		(133,262)	(89,194)
Other expenses, net		(1,264)	(661)

TOTAL OPERATING EXPENSES		(854,789)	(595,862)

PROFIT FROM OPERATIONS		97,458	88,935

FINANCE COSTS
Exchange gain		814	928
Exchange loss		(1,344)	(1,130)
Interest income		1,195	993
Interest expense		(5,423)	(3,518)

TOTAL NET FINANCE COSTS		(4,758)	(2,727)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		5,551	2,440

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	98,251	88,648
INCOME TAX EXPENSE	(iii)	(24,554)	(18,210)

PROFIT FOR THE PERIOD		73,697	70,438

OTHER COMPREHENSIVE INCOME:
Currency translation differences		51	469
Fair value loss from available-for-sale financial assets		(2)	(38)
Income tax relating to components of other comprehensive loss		2	6

OTHER COMPREHENSIVE INCOME, NET OF TAX		51	437

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		73,748	70,875

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		66,007	65,330
Non-controlling interest		7,690	5,108

		73,697	70,438

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		66,573	65,647
Non-controlling interest		7,175	5,228

		73,748	70,875

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.36	0.36

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2011	December 31, 2010
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,234,391	1,238,599
Investments in associates and jointly controlled entities		69,413	64,137
Available-for-sale financial assets		1,974	1,979
Advance operating lease payments		38,242	36,155
Intangible and other assets		30,686	25,453
Deferred tax assets		388	284
Time deposits with maturities over one year		2,582	3,488

TOTAL NON-CURRENT ASSETS		1,377,676	1,370,095

CURRENT ASSETS
Inventories		174,718	134,888
Accounts receivable	(vi)	58,033	45,005
Prepaid expenses and other current assets		66,838	51,822
Notes receivable		14,949	5,955
Time deposits with maturities over three months but within one year		1,036	3,013
Cash and cash equivalents		116,125	45,709

TOTAL CURRENT ASSETS		431,699	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	285,308	270,191
Income taxes payable		22,319	22,169
Other taxes payable		51,373	35,108
Short-term borrowings		187,573	102,268

TOTAL CURRENT LIABILITIES		546,573	429,736

NET CURRENT LIABILITIES		(114,874)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,262,802	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		531,812	499,288
Reserves		259,309	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		974,142	938,926
Non-controlling interest		76,343	71,203

TOTAL EQUITY		1,050,485	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings		128,228	131,352
Asset retirement obligations		62,972	60,364
Deferred tax liabilities		17,588	21,515
Other long-term obligations		3,529	3,391

TOTAL NON-CURRENT LIABILITIES		212,317	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,262,802	1,226,751

(3) Condensed Consolidated Statement of Cash Flows

	Six months ended June 30
	2011	2010
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	73,697	70,438
Adjustments for:
Income tax expense	24,554	18,210
Depreciation, depletion and amortisation	66,502	55,852
Capitalised exploratory costs charged to expense	10,257	9,720
Share of profit of associates and jointly controlled entities	(5,551)	(2,440)
Reversal of provision for impairment of receivables, net	(33)	(45)
Write down in inventories, net	351	95
Loss on disposal of property, plant and equipment	664	272
Gain on disposal of investments in associates and jointly controlled entities	—	(19)
Loss/(gain) on disposal of subsidiaries	1	(55)
Gain on disposal of available-for-sale financial assets	(3)	(3)
Loss on disposal of intangible and other non-current assets	7	7
Dividend income	(180)	(147)
Interest income	(1,195)	(993)
Interest expense	5,423	3,518
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(35,011)	(11,269)
Inventories	(40,194)	(6,185)
Accounts payable and accrued liabilities	57,679	34,157

CASH GENERATED FROM OPERATIONS	156,968	171,113
Income taxes paid	(27,949)	(20,644)

NET CASH PROVIDED BY OPERATING ACTIVITIES	129,019	150,469

	Six months ended June 30
	2011	2010
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(99,642)	(101,842)
Acquisition of investments in associates and jointly controlled entities, including prepayment	(856)	(9,950)
Acquisition of available-for-sale financial assets	(6)	—
Advance payments on long-term operating leases	(3,415)	(2,970)
Acquisition of intangible assets and other non-current assets	(1,376)	(991)
Purchase of non-controlling interest	(584)	(37)
Acquisition of subsidiaries	(26)	(737)
Proceeds from disposal of property, plant and equipment	391	113
Proceeds from disposal of investments in associates and jointly controlled entities	3	108
Proceeds from disposal of subsidiaries	40	22
Proceeds from disposal of available-for-sale financial assets	4	26
Proceeds from disposal of intangible and other non-current assets	32	17
Interest received	1,117	810
Dividends received	1,232	1,895
Decrease/ (increase) in time deposits with maturities over three months	2,807	(4,701)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(100,279)	(118,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(134,771)	(80,473)
Repayments of long-term borrowings	(2,496)	(23,476)
Interest paid	(6,965)	(3,466)
Dividends paid to non-controlling interest	(2,531)	(1,793)
Dividends paid to owners of the Company	(33,597)	(23,799)
Increase in short-term borrowings	182,828	80,330
Increase in long-term borrowings	37,296	60,379
Capital contribution from non-controlling interest	1,247	582
Increase/(decrease) in other long-term obligations	53	(107)

NET CASH FLOWS FROM FINANCING ACTIVITIES	41,064	8,177

TRANSLATION OF FOREIGN CURRENCY	612	(67)

Increase in cash and cash equivalents	70,416	40,342
Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	116,125	127,267

(4) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

		Six months ended June 30
		2011	2010
		RMB million	RMB million

	Items credited and charged in arriving at the profit before income tax expense include:

	Credited
	Dividend income from available-for-sale financial assets	180	147
	Reversal of provision for impairment of receivables	34	47
	Reversal of write down in inventories	7	11

	Charged
	Amortisation on intangible and other assets	1,277	1,109
	Cost of inventories recognised as expense	638,664	432,408
	Provision for impairment of receivables	1	2
	Interest expense (Note (i))	5,423	3,518
	Loss on disposal of property, plant and equipment	664	272
	Operating lease expenses	4,087	3,629
	Research and development expenses	8,493	5,463
	Write down in inventories	358	106

Note (i):	Interest expense
	Interest expense	6,999	5,085
	Less: Amounts capitalised	(1,576)	(1,567)

		5,423	3,518

(iii) Income Tax Expense

	Six months ended June 30
	2011	2010
	RMB million	RMB million

Current taxes	28,568	21,288
Deferred taxes	(4,014)	(3,078)

	24,554	18,210

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In 2010, operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2011 and June 30, 2010 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding for the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2011	2010
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2011 (note a)	29,703	—
Interim dividends attributable to owners of the Company for 2010 (note c)	—	29,399

(a)	As authorised by shareholders in the Annual General Meeting on May 18, 2011, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2011 of RMB0.16229 yuan per share amounting to a total of RMB29,703 million. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2010 of RMB0.18357 yuan per share amounting to a total of RMB33,597 million were approved by the shareholders in the Annual General Meeting on May 18, 2011 and were paid on June 30, 2011.
(c)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB0.16063 yuan per share amounting to a total of RMB29,399 million were paid on October 15, 2010.
(d)	Final dividends attributable to owners of the Company in respect of 2009 of RMB0.13003 yuan per share amounting to a total of RMB23,799 million were approved by the shareholders in the Annual General Meeting on May 20, 2010 and were paid on June 30, 2010.

(vi) Accounts Receivable

	June 30, 2011	December 31, 2010
	RMB million	RMB million

Accounts receivable	59,064	46,057
Less: Provision for impairment of receivables	(1,031)	(1,052)

	58,033	45,005

The aging analysis of accounts receivable (net of impairment of accounts receivable) at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011	December 31, 2010
	RMB million	RMB million

Within 1 year	57,452	44,689
Between 1 and 2 years	447	177
Between 2 and 3 years	24	45
Over 3 years	110	94

	58,033	45,005

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2011	December 31, 2010
	RMB million	RMB million

Trade payables	112,730	97,361
Advances from customers	26,563	29,099
Salaries and welfare payable	11,313	5,696
Accrued expenses	20,098	332
Dividends payable by subsidiaries to non-controlling shareholders	457	199
Interest payable	944	2,545
Construction fee and equipment costs payables	88,397	111,654
Other payables	24,806	23,305

	285,308	270,191

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011	December 31, 2010
	RMB million	RMB million

Within 1 year	108,774	93,240
Between 1 and 2 years	2,831	2,951
Between 2 and 3 years	390	475
Over 3 years	735	695

	112,730	97,361

(viii) Segment Information

The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2011 and 2010 are as follows:

Six months ended June 30, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	377,804	420,665	796,945	81,606	556	1,677,576

Less: Intersegment sales	(296,993)	(324,333)	(95,887)	(8,084)	(32)	(725,329)

Turnover from external customers	80,811	96,332	701,058	73,522	524	952,247

Depreciation, depletion and amortisation	(41,691)	(12,361)	(4,501)	(7,390)	(559)	(66,502)

Profit / (loss) from operations	103,684	(20,993)	13,594	10,730	(9,557)	97,458

Six months ended June 30, 2010	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	261,793	320,163	533,280	52,945	411	1,168,592

Less: Intersegment sales	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Turnover from external customers	58,113	75,417	503,692	47,254	321	684,797

Depreciation, depletion and amortisation	(38,377)	(7,493)	(3,897)	(5,594)	(491)	(55,852)

Profit / (loss) from operations	73,372	5,458	7,531	11,215	(8,641)	88,935

7.2.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million
Current assets
Cash at bank and on hand	119,743	52,210	82,642	28,336
Notes receivable	14,949	5,955	12,544	9,500
Accounts receivable	58,033	45,005	6,778	5,374
Advances to suppliers	57,601	37,935	40,777	24,809
Other receivables	8,770	5,837	20,180	31,942
Inventories	174,718	134,888	141,295	106,540
Other current assets	467	8,050	198	5,483

Total current assets	434,281	289,880	304,414	211,984

Non-current assets
Available-for-sale financial assets	1,930	1,935	902	517
Long-term equity investments	68,855	63,546	214,602	201,422
Fixed assets	422,291	408,041	335,583	325,278
Oil and gas properties	585,799	590,484	392,385	398,115
Construction in progress	215,439	229,798	153,825	167,245
Construction materials	10,597	9,983	8,841	8,741
Intangible assets	38,393	37,221	29,688	28,381
Goodwill	3,264	3,068	119	119
Long-term prepaid expenses	18,308	17,247	15,568	14,533
Deferred tax assets	388	284	—	—
Other non-current assets	9,711	4,881	287	316

Total non-current assets	1,374,975	1,366,488	1,151,800	1,144,667

TOTAL ASSETS	1,809,256	1,656,368	1,456,214	1,356,651

LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Current liabilities
Short-term borrowings	144,947	97,175	137,462	100,593
Notes payable	2,886	3,039	100	443
Accounts payable	201,127	209,015	113,950	129,794
Advances from customers	26,563	29,099	18,316	20,505
Employee compensation payable	11,313	5,696	9,764	4,552
Taxes payable	73,692	57,277	54,893	44,923
Other payables	40,677	19,845	34,854	14,236
Current portion of non-current liabilities	42,626	5,093	37,124	2,122
Other current liabilities	2,742	3,497	870	2,462

Total current liabilities	546,573	429,736	407,333	319,630

Non-current liabilities
Long-term borrowings	60,461	33,578	37,301	19,429
Debentures payable	67,767	97,774	67,500	97,500
Provisions	62,972	60,364	42,778	41,048
Deferred tax liabilities	17,497	21,424	2,739	6,494
Other non-current liabilities	3,529	3,391	2,771	2,697

Total non-current liabilities	212,226	216,531	153,089	167,168

Total liabilities	758,799	646,267	560,422	486,798

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,790	115,845	127,976	127,987
Special reserve	10,672	8,491	7,773	5,963
Surplus reserves	138,637	138,637	127,537	127,537
Undistributed profits	526,669	494,146	449,485	425,345
Currency translation differences	(531)	(1,097)	—	—

Equity attributable to equity holders of the Company	974,258	939,043	895,792	869,853

Minority interest	76,199	71,058	—	—

Total shareholders’ equity	1,050,457	1,010,101	895,792	869,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,809,256	1,656,368	1,456,214	1,356,651

(2) Consolidated and Company Income Statements

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Items	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Operating income	952,247	684,797	621,316	464,121
Less: Cost of sales	(656,752)	(448,217)	(441,194)	(309,226)
Tax and levies on operations	(129,370)	(86,064)	(94,245)	(66,619)
Selling expenses	(24,476)	(26,471)	(18,268)	(21,142)
General and administrative expenses	(38,459)	(31,496)	(30,101)	(24,727)
Finance expenses	(4,998)	(2,919)	(5,172)	(2,794)
Asset impairment losses	(4,402)	(3,142)	(4,195)	(3,049)
Add: Investment income	5,742	2,626	37,977	30,948

Operating profit	99,532	89,114	66,118	67,512

Add: Non-operating income	1,484	1,028	1,135	777
Less: Non-operating expenses	(2,765)	(1,604)	(2,448)	(1,409)

Profit before taxation	98,251	88,538	64,805	66,880

Less: Taxation	(24,554)	(18,216)	(7,117)	(4,967)

Net profit	73,697	70,322	57,688	61,913

Attributable to:
Equity holders of the Company	66,006	65,211	57,688	61,913
Minority interest	7,691	5,111	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.36	0.36	0.32	0.34
Diluted earnings per share (RMB Yuan)	0.36	0.36	0.32	0.34

Other comprehensive income /(loss)	51	437	(11)	(15)

Total comprehensive income	73,748	70,759	57,677	61,898
Attributable to:
Equity holders of the Company	66,572	65,528	57,677	61,898
Minority interest	7,176	5,231	—	—

(3) Consolidated and Company Cash Flow Statements

Items	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,086,351	782,188	718,094	537,714
Refund of taxes and levies	489	316	489	316
Cash received relating to other operating activities	909	3,592	16,052	7,702

Sub-total of cash inflows	1,087,749	786,096	734,635	545,732

Cash paid for goods and services	(699,895)	(429,248)	(476,718)	(298,061)
Cash paid to and on behalf of employees	(39,437)	(32,338)	(27,744)	(23,931)
Payments of taxes and levies	(189,452)	(142,746)	(129,541)	(103,351)
Cash paid relating to other operating activities	(29,946)	(31,295)	(16,791)	(28,135)

Sub-total of cash outflows	(958,730)	(635,627)	(650,794)	(453,478)

Net cash flows from operating activities	129,019	150,469	83,841	92,254

Cash flows from investing activities
Cash received from disposal of investments	3,448	156	3,039	68
Cash received from returns on investments	2,349	2,705	37,781	31,718
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	423	130	301	110

Sub-total of cash inflows	6,220	2,991	41,121	31,896

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(104,433)	(105,803)	(75,002)	(69,752)
Cash paid to acquire investments	(2,066)	(15,425)	(12,697)	(21,791)

Sub-total of cash outflows	(106,499)	(121,228)	(87,699)	(91,543)

Net cash flows from investing activities	(100,279)	(118,237)	(46,578)	(59,647)

Cash flows from financing activities
Cash received from capital contributions	1,247	582	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,247	582	—	—
Cash received from borrowings	220,124	140,709	140,792	108,083
Cash received relating to other financing activities	121	78	78	48

Sub-total of cash inflows	221,492	141,369	140,870	108,131

Items	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Cash repayments of borrowings	(137,267)	(103,949)	(80,942)	(77,190)

Cash payments for interest expenses and distribution of dividends or profits	(43,093)	(29,058)	(39,846)	(26,886)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,531)	(1,793)	—	—
Cash payments relating to other financing activities	(68)	(185)	(39)	(185)

Sub-total of cash outflows	(180,428)	(133,192)	(120,827)	(104,261)

Net cash flows from financing activities	41,064	8,177	20,043	3,870

Effect of foreign exchange rate changes on cash and cash equivalents	612	(67)	—	—

Net increase in cash and cash equivalents	70,416	40,342	57,306	36,477

Add: Cash and cash equivalents at beginning of the period	45,709	86,925	25,336	66,888

Cash and cash equivalents at end of the period	116,125	127,267	82,642	103,365

(4) Consolidated Statement of Changes in Equity

	Shareholders’ equity attributable to the Company						Minority interest	Total shareholders’ equity
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences
Items	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111
Changes in the six months ended June 30, 2010
Total comprehensive income	—	(24)	—	—	65,211	341	5,231	70,759
Special reserve -Safety Fund
Appropriation	—	—	2,087	—	—	—	3	2,090
Utilisation	—	—	(152)	—	152	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,779)	—	(1,982)	(25,781)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	889	889
Purchase of minority interest in subsidiaries	—	(14)	—	—	—	—	(23)	(37)
Capital contribution from minority interest	—	—	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	—	—	(31)	(31)
Other	—	(147)	—	—	—	—	14	(133)

Balance at June 30, 2010	183,021	116,194	10,010	125,447	460,610	(3,845)	65,012	956,449

Balance at January 1, 2011	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101
Changes in the six months ended June 30, 2011
Total comprehensive income	—	—	—	—	66,006	566	7,176	73,748
Special reserve -Safety Fund
Appropriation	—	—	2,444	—	—	—	16	2,460
Utilisation	—	—	(263)	—	114	—	(7)	(156)
Profit distribution
Distribution to shareholders	—	—	—	—	(33,597)	—	(2,789)	(36,386)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	60	60
Purchase of minority interest in subsidiaries	—	(136)	—	—	—	—	(448)	(584)
Capital contribution from minority interest	—	—	—	—	—	—	1,247	1,247
Disposal of subsidiaries	—	—	—	—	—	—	(28)	(28)
Other	—	81	—	—	—	—	(86)	(5)

Balance at June 30, 2011	183,021	115,790	10,672	138,637	526,669	(531)	76,199	1,050,457

7.3 Notes to Financial Statements

7.3.1 Explanation for any Changes in Accounting Policies, Accounting Estimates or Correction of Accounting Error, Reason and the Impact

☐ Applicable    ✓ Not applicable

7.3.2 Explanation for any Material Changes in the Scope of Consolidation, Reason and the Impact

☐ Applicable    ✓ Not applicable

7.3.3 Explanation if qualified audited report is issued and the relevant notes thereon

☐ Applicable    ✓ Not applicable

8.	Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2011.

9.	Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2010 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

10.	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code during the reporting period.

11.	Compliance with the Code on Corporate Governance Practices

The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable during the six months ended June 30, 2011.

12.	Audit Committee

The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2011.

By Order of the Board of Directors

PetroChina Company Limited

Jiang Jiemin

Chairman

Beijing, the PRC

August 25, 2011

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and businesses of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.